Auryn Appoints Premier Mining Financier,
Michael Kosowan
to its Board of Directors

Vancouver, British Columbia – November 30th, 2016 – Auryn Resources Inc. (TSX: AUG, OTCQX: GGTCF) (“Auryn” or the “Company) is pleased to announce the appointment of Michael Kosowan, to its Board of Directors. Mr. Kosowan holds a Master’s of Applied Science degree, is a Mining Engineer (P.Eng.) and a former Investment Advisor of Sprott Private Wealth (Canada) and Sprott Global Resources Inc (USA).

Mr. Kosowan is also an industry expert with over 20 years experience in the junior mining sector. For the past 17 years, he has been leading mining investment and financings in the USA and Canada through his work with Sprott and other premier brokerage houses. Previously, Mr. Kosowan worked for number of top tier Canadian mining companies such as Placer Dome, Falconbridge and Inco, as a project Engineer, and for Atapa Minerals in Indonesia and Peru, as an Exploration Manager.

Auryn Executive Chairman, Ivan Bebek commented, “We are very fortunate to have someone of Michael’s caliber join our team. He brings a depth of experience on the financial and technical side of the business. Furthermore, his global network and long-term relationship with Auryn’s founders provides a seamless integration with the Auryn Board and will be a tremendous asset to the company as we plan to advance our entire exploration portfolio in 2017.

About Auryn

Auryn Resources is a technically driven junior mining exploration company focused on delivering shareholder value through project acquisition and development. The Company’s management team is highly experienced with an impressive track record of success and has assembled an extensive technical team as well as a premier gold exploration portfolio.

Auryn is focused on scalable high-grade gold deposits in established mining jurisdictions, which include the Committee Bay gold project located in Nunavut, the Homestake Ridge gold project in British Columbia and a portfolio of gold projects in southern Peru.

ON BEHALF OF THE BOARD OF
DIRECTORS OF AURYN
RESOURCES INC.

“Ivan Bebek”
Executive Chairman and Director,
Auryn Resources

The Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

For further details on Auryn Resources Inc., contact Jay Adelaar, Manager of Investor Relations at (778) 729-0600.